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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]

NEWS RELEASE

                         CONTACT: Andreas Sommer, Ph.D.
                                  President and Chief Executive Officer
                                  (408) 988-2500


              CELTRIX'S SOMATOKINE(R) DEMONSTRATES POSITIVE EFFECTS
                              IN DIABETES PATIENTS

            INSULIN USAGE LOWERED BY 49% -- IMPROVED GLYCEMIC CONTROL


     SAN JOSE, CA - February 25, 1999 -- Celtrix Pharmaceuticals, Inc. (Nasdaq:
CTRX) announced today the results of its Phase IIA clinical trial in patients with Type 1 diabetes. The final data reveal significant treatment results in several key measurements: in patients who received SomatoKine(R) (IGF-I/BP3) treatment, the average daily insulin requirement decreased by 49% and average daily blood glucose levels decreased by 23% from the levels associated with conventional insulin therapy. SomatoKine also demonstrated that total serum cholesterol was reduced by 12%.

     "We are extremely pleased to achieve statistically significant results in such an important indication," commented Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "SomatoKine treatment was well tolerated and patients responded quickly and positively. The findings from this study clearly reveal the ability of SomatoKine to substantially increase the body's sensitivity to insulin. Patients suffering from diabetes often experience difficulties achieving good glycemic control and intensified insulin therapy may increase the risk of vascular complications and weight gain."

     Principal investigators for the study were David R. Clemmons, M.D., Ph.D., Professor & Division Chief, Division of Endocrinology, University of North Carolina School of Medicine and Alan Moses, M.D., Chief Medical Officer of the Joslin Diabetes Center and Associate Professor of Medicine, Harvard Medical School. Detailed study results will be presented by the principal investigators at appropriate scientific meetings later this year.

     "These results present a strong case that SomatoKine is reducing insulin resistance significantly," said Dr. Clemmons. "Another striking finding is the lack of side effects, which is impressive. SomatoKine, as an adjunct to insulin therapy, may have a unique role in the treatment of a large number of Type 1 and Type 2 diabetics suffering from insulin resistance and hyperglycemia, including patients that fail to respond to oral hypoglycemic therapy to control their blood sugar. The drug has performed as we expected, potentially offering an important therapy in managing diabetes and potentially avoiding the complications which ultimately accompany the disease."

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"Celtrix's SomatoKine(R) Demonstrates Positive Effects in Diabetes Patients"
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     "The known interactions of IGF-I, insulin and growth hormone, as well as existing clinical data, provide a good rationale for SomatoKine as an adjunct treatment to intensive high dose insulin therapy," added Dr. Moses. "The SomatoKine technology seems to have the advantage of delivering therapeutic dose levels without the known side effects encountered when using IGF-I in the absence of the regulatory binding protein BP3. The naturally occurring binding protein, BP3, is known to play an important role in the regulation of bioavailability and biodistribution of IGF-I."

THE TRIAL

     The double-blinded, placebo-controlled, multi-center study involved the treatment of 12 Type 1 patients in a crossover design, allowing patients to serve as their own control. Each patient was asked to manage blood glucose levels in the customary manner by measuring blood glucose several times daily and by adjusting the injected insulin dosage accordingly. After a two week run-in period (conventional insulin therapy), patients received either placebo or SomatoKine (2mg/kg, subcutaneous infusion by mini pump) for two weeks followed by a three week washout period. Finally, patients received a further two week treatment with either placebo or SomatoKine in a crossover fashion.

     All patients receiving SomatoKine noted a decrease in insulin requirements. The accuracy of the insulin diaries submitted by the patients was confirmed by measuring free insulin in the blood circulation, which was reduced by 47% in patients receiving SomatoKine. Growth hormone, known to substantially contribute to insulin resistance, was reduced by 77% in patients receiving SomatoKine.

ADDRESSING MAJOR MEDICAL NEEDS

     Diabetes is a disease in which the body does not produce or properly use insulin, a hormone that is needed to convert sugar, starches and other food into energy. Diabetes affects over 5% of the populations of North America, Europe and Japan. In the United States alone, the American Diabetes Association estimates
10.3 million people have been diagnosed with the disease, and it is the seventh leading cause of death. Approximately 5% of patients with diabetes have Type 1 diabetes, the type treated in this study.

     Diabetes is associated with a number of life-threatening complications including heart disease and stroke, kidney disease, blindness, nervous disorders and circulatory problems that can lead to amputations. As a result, it is one of the most costly health problems in America, with medical expenses related to treatment of the disease and its complications totaling over $45 billion annually.

     The findings from this feasibility study will be important in designing a full-scale Phase II trial. Celtrix intends to identify a corporate partner(s) for the continued worldwide development of SomatoKine for the treatment of diabetes.

THE SOMATOKINE COMPLEX

     SomatoKine is the recombinant equivalent of the natural complex formed by the hormone insulin-like growth factor-I (IGF-I) and its major regulatory binding protein (BP3). IGF-I plays multiple roles in diverse biological processes, including preservation and formation of bone and muscle. IGF-I also has been demonstrated to play a key role in the

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control of blood glucose. BP3 contains biological information important for the body's natural regulation of IGF-I bioavailability and biodistribution. Administration of SomatoKine, the IGF-I/BP3 complex, establishes a circulating reservoir of IGF-I that is proving in clinical research to be both safe and effective.

ADDITIONAL INFORMATION

     Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-I/BP3 complex, for treatment of a broad range of metabolic disorders. Celtrix has recently completed Phase II feasibility trials in severely osteoporotic patients recovering from hip fracture surgery and patients undergoing treatment for traumatic burns. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

     This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the continuation of the clinical trials in diabetes and other indications, that such trials will continue to show the same observations, including any statistically relevant results in larger Phase II or Phase III trials, as well as risks associated with future research, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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